Exhibit 99.1

Borr Drilling Limited –  2024 AGM Results Notification

Borr Drilling Limited (the “Company”) advises that the 2024 Annual General Meeting of the Company was held on August 14, 2024 at 10:00 ADT at 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.  The audited consolidated financial statements for the Company for the year ended December 31, 2023 were presented to the Meeting.
The following resolutions were passed:

1.	To set the maximum number of Directors of the Company to be not more than seven.

2.	To re-elect Tor Olav Trøim as a Director of the Company.

3.	To re-elect Alexandra Kate Blankenship as a Director of the Company.

4.	To re-elect Neil J. Glass as a Director of the Company.

5.	To re-elect Mi Hong Yoon as a Director of the Company.

6.	To re-elect Daniel Rabun as a Director of the Company.

7.	To re-elect Jeffrey Currie as a Director of the Company.

8.	To re-elect Patrick Schorn as a Director of the Company.

9.	To re-appoint PricewaterhouseCoopers LLP as auditors and to authorize the Directors to determine their remuneration.

10.	To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$1,400,000 for the year ended December 31, 2024.

Hamilton, Bermuda
August 14, 2024

Borr Drilling Ltd. | Reg. no. 51741 | S. E. Pearman Building, 2nd Fl, 9 Par-la-Ville Road, Hamilton HM11, Bermuda
Contact:  Bermuda +1 441 7370152 I Oslo: +47 22 48 30 00 | London: +44 203 709 3235